Exhibit 99.1

GLASS HOUSE BRANDS INC.

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

AS OF

SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2022 AND 2021

GLASS HOUSE BRANDS INC.

Table of Contents

Condensed Consolidated Balance Sheets	1

Unaudited Condensed Interim Consolidated Statements of Operations	2

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3 – 4

Unaudited Condensed Interim Consolidated Statements of Cash Flows	5 – 6

Notes to Unaudited Condensed Interim Consolidated Financial Statements	7 – 29

GLASS HOUSE BRANDS INC.

Condensed Consolidated Balance Sheets

As of September 30, 2022 and December 31, 2021

	2022	2021
	Unaudited
ASSETS

Current Assets:
Cash	$14,536,445	$51,066,831
Restricted Cash	3,000,000	3,000,000
Accounts Receivable, Net	6,786,775	2,893,911
Prepaid Expenses and Other Current Assets	7,590,344	5,562,963
Inventory	12,748,971	6,596,302
Notes Receivable	600,000	-

Total Current Assets	45,262,535	69,120,007

Operating Lease Right-of-Use Assets, Net	10,292,943	3,077,730
Long Term Investments	4,491,842	7,196,359
Property, Plant and Equipment, Net	215,847,867	195,798,524
Intangible Assets, Net	47,155,500	5,629,833
Goodwill	21,392,601	4,918,823
Deferred Tax Asset	736,324	-
Other Assets	3,671,096	2,339,993

TOTAL ASSETS	$348,850,708	$288,081,269

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$23,012,405	$10,215,004
Income Taxes Payable	11,056,889	5,038,983
Contingent Shares and Earnout Liabilities	12,933,351	38,428,700
Shares Payable	8,225,830	2,756,830
Current Portion of Operating Lease Liabilities	1,194,001	269,154
Current Portion of Notes Payable	70,249	37,986

Total Current Liabilities	56,492,725	56,746,657

Operating Lease Liabilities, Net of Current Portion	9,159,987	2,865,480
Other Non-Current Liabilities	1,796,353	1,449,045
Deferred Tax Liabilities	-	1,330,815
Notes Payable, Net of Current Portion	62,406,944	44,817,436

TOTAL LIABILITIES	129,856,009	107,209,433

MEZZANINE NON-CONTROLLING INTEREST:
Preferred Series B Shares (no par value, 55,000 shares authorized, 42,197 and nil shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)	42,691,925	-

SHAREHOLDERS' EQUITY:
Multiple Voting Shares (No par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)	-	-
Equity Shares (No par value, unlimited shares authorized, 52,694,154 and 38,563,405 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)	-	-
Exchangeable Shares (No par value, unlimited shares authorized, 13,810,565 and 18,256,784 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)	-	-
Additional Paid-In Capital	253,072,442	241,896,900
Accumulated Deficit	(79,623,192)	(60,827,290)

Total Shareholders' Equity Attributable to the Company	173,449,250	181,069,610
Non-Controlling Interest	2,853,524	(197,774)

TOTAL SHAREHOLDERS' EQUITY	218,994,699	180,871,836

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$348,850,708	$288,081,269

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Revenues, Net	$28,256,835	$17,171,852	$58,702,453	$51,086,410
Cost of Goods Sold	19,530,882	14,824,559	47,383,455	34,702,383

Gross Profit	8,725,953	2,347,293	11,318,998	16,384,027

Operating Expenses:
General and Administrative	11,546,327	8,530,522	31,844,941	20,252,908
Sales and Marketing	804,356	856,534	2,568,612	2,351,816
Professional Fees	2,834,381	1,694,281	8,075,356	6,998,482
Depreciation and Amortization	3,440,503	783,482	8,885,109	2,246,338

Total Operating Expenses	18,625,567	11,864,819	51,374,018	31,849,544

Loss from Operations	(9,899,614)	(9,517,526)	(40,055,020)	(15,465,517)

Other Expense (Income):
Interest Expense	2,672,243	11,665	5,440,551	2,193,375
Interest Income	(35)	(16,443)	(507)	(48,665)
Loss on Investments	871,329	568,471	1,297,992	852,729
Loss (Gain) on Change in Fair Value of Derivatives	24,837	-	78,050	(825,000)
(Gain) on Change in Fair Value of Contingent Liabilities	(31,122,401)	(3,223,393)	(30,955,349)	(3,223,393)
Loss on Disposition of Subsidiary	-	-	-	6,090,339
Loss on Extinguishment of Debt	489,647	-	489,647	-
Other (Income) Expense, Net	(633,779)	97,858	(568,142)	57,344

Total Other (Income) Expense, Net	(27,698,159)	(2,561,842)	(24,217,758)	5,096,729

Income (Loss) from Operations Before Provision for Income Tax Expense	17,798,545	(6,955,684)	(15,837,262)	(20,562,246)
Provision for Income Tax Expense	2,629,995	772,792	3,012,244	5,036,744
Net Income (Loss)	15,168,550	(7,728,476)	(18,849,506)	(25,598,990)
Net Loss Attributable to Non-Controlling Interest	(7,044)	-	(53,604)	-

Net Income (Loss) Attributable to the Company	$15,175,594	$(7,728,476)	$(18,795,902)	$(25,598,990)

Earnings (Loss) Per Share Attributable to the Company - Basic	$0.05	$(0.17)	$(0.55)	$(0.80)
Earnings (Loss) Per Share Attributable to the Company - Diluted	$0.04	$(0.17)	$(0.55)	$(0.80)

Weighted-Average Shares Outstanding - Basic	61,647,076	51,293,958	59,271,500	33,305,042
Weighted-Average Shares Outstanding - Diluted	68,600,429	51,293,958	59,271,500	33,305,042

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended September 30, 2022 and 2021

	Units	Units	Units	Units	$ Amount	Units	$ Amount
	Multiple Voting	Equity	Exchangeable Voting	Class A Common	Class A Common	Class B Common	Class B Common	Additional Paid-In	Accumulated	TOTAL EQUITY ATTRIBUTABLE TO	TOTAL SHAREHOLDERS'
	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS	EQUITY
BALANCE AS OF DECEMBER 31, 2020, As Previously Reported	-	-	-	205,900,164	$2,059	32,295,270	$323	$42,932,020	$(16,659,478)	$26,274,924	$26,274,924
Retroactive Application of Recapitalization (1)	-	-	23,191,563	(205,900,164)	(2,059)	(32,295,270)	(323)	2,382	-	-	-

Balance at December 31, 2020, After Effect of Retroactive Application of Recapitalization (1)	-	-	23,191,563	-	-	-	-	42,934,402	(16,659,478)	26,274,924	26,274,924

Net Loss	-	-	-	-	-	-	-	-	(25,598,990)	(25,598,990)	(25,598,990)
										-
Share-Based Compensation from Options and RSU's	-	-	-	-	-	-	-	5,286,672	-	5,286,672	5,286,672
Share-Based Compensation from Common Shares (1)	-	-	48,682	-	-	-	-	225,000	-	225,000	225,000
Issuance for Business Acquisition (1)	-	-	731,369	-	-	-	-	3,380,278	-	3,380,278	3,380,278
Issuance for Conversion of Convertible Debt (1)	-	-	646,096	-	-	-	-	1,925,000	-	1,925,000	1,925,000
Preferred Shares of Subsidiary Issued for Conversion of Debt (1)	-	-	-	-	-	-	-	31,288,392	-	31,288,392	31,288,392
Derivative Liability Reclassed to Equity Upon Conversion of Debt	-	-	-	-	-	-	-	6,722,000	-	6,722,000	6,722,000
Issuance for Conversion of Preferred Shares (1)	-	-	2,512,295	-	-	-	-	-	-	-	-
Issuance for Exercise of Warrants (1)	-	-	160,149	-	-	-	-	-	-	-	-
Issuance for Exercise of Options	-	525,039	-	-	-	-	-	88,654	-	88,654	88,654
Reclass to Share Payable	-	-	-	-	-	-	-	(2,756,830)	-	(2,756,830)	(2,756,830)
Shares issued in Business Combination for Cash	4,754,979	22,335,508	-	-	-	-	-	116,675,330	-	116,675,330	116,675,330
Cash Received in Advance of Shares Issued	-	100,000	-	-	-	-	-	1,000,000	-	1,000,000	1,000,000
Shares Issued for the Purchase of Property and Equipment	-	6,500,000	-	-	-	-	-	29,250,000	-	29,250,000	29,250,000
Distributions to Preferred Shareholders	-	-	-	-	-	-	-	(908,375)	-	(908,375)	(908,375)

BALANCE AS OF SEPTEMBER 30, 2021	4,754,979	29,460,547	27,290,154	-	$-	-	$-	$235,110,523	$(42,258,468)	$192,852,055	$192,852,055

(1)	Amounts shown have been retroactively restated to give effect to the recapitalization transaction at a rate of 1 to 10.27078 GH Group shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended September 30, 2022 and 2021

							$ Amount
							Mezzanine
	Units	Units	Units			TOTAL EQUITY	Non-Controlling
	Multiple Voting	Equity	Exchangeable Voting	Additional Paid-In	Accumulated	ATTRIBUTABLE TO	Equity Preferred	Non-Controlling	TOTAL SHAREHOLDERS'
	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS	Series B	Interest	EQUITY
BALANCE AS OF DECEMBER 31, 2021	4,754,979	38,563,405	18,256,784	$241,896,900	$(60,827,290)	$181,069,610	$-	$(197,774)	$180,871,836
						-
Net Loss	-	-	-	-	(18,795,902)	(18,795,902)	-	(53,604)	(18,849,506)

Share-Based Compensation from Options and RSU's	-	-	-	8,985,352	-	8,985,352	-	-	8,985,352
Issuance for Business Acquisition	-	8,417,325	-	25,121,230	-	25,121,230	-	-	25,121,230
Fair Value of Incentive Shares Issued in a Business Acquisition	-	-	-	188,122	-	188,122	-	-	188,122
Reclassification of Series A Preferred Shares to Non-Controlling Interests	-	-	-	(29,487,835)	-	(29,487,835)	-	29,487,835	-
Issuance of Preferred Stock	-	-	-	4,942,061	-	4,942,061	14,558,139	-	19,500,200
Exchange of Series A Preferred Shares and Warrants For Series B Shares and Preferred Warrants	-	-	-	-	-	-	17,044,814	(17,044,814)	-
Adjustment of Series B Preferred Shares to Redemption Value	-	-	-	-	-	-	10,594,048	(10,594,048)	-
Issuance for Payment of Liabilities	-	92,864	-	222,941	-	222,941	-	-	222,941
Issuance for Conversion of Exchangeable Shares	-	4,692,621	(4,692,621)	-	-	-	-	-	-
Shares Issued for Exercise of Options	-	192,932	-	225,694	-	225,694	-	-	225,694
Shares Issued for Exercise of Restricted Stock Units	-	735,007	-	-	-	-	-	-	-
Contributions	-	-	-	888,727	-	888,727	-	4,616,273	5,505,000
Fair Value of Warrants Issued for Debt	-	-	-	89,250	-	89,250	-	-	89,250
Issuance for Working Capital Adjustment	-	-	246,402	-	-	-	-	-	-
Dividends - Preferred Shareholders	-	-	-	-	-	-	494,924	3,360,344	(2,865,420)

BALANCE AS OF SEPTEMBER 30, 2022	4,754,979	52,694,154	13,810,565	$253,072,442	$(79,623,192)	$173,449,250	$42,691,925	$2,853,524	$218,994,699

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(18,849,506)	$(25,598,990)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Deferred Tax Recovery	(2,067,189)	(327,167)
Bad Debt Expense	544,353	-
Interest Capitalized to Notes Payable	-	1,427,522
Interest Income Capitalized to Principal Balance	-	(48,085)
Depreciation and Amortization	8,885,109	2,246,338
Loss on Investments	1,297,992	852,729
Loss on Extinguishment of Debt	489,647	-
Loss on Disposition of Subsidiary	-	6,070,902
Non-Cash Operating Lease Costs	4,141	(8,451)
Accretion of Debt Discount and Loan Origination Fees	1,240,025	760,226
Loss (Gain) on Change in Fair Value of Derivative Liabilities	78,050	(825,000)
Gain on Change in Fair Value of Contingent Liabilities	(30,955,349)	(3,223,393)
Share-Based Compensation	8,985,352	5,511,672
Changes in Operating Assets and Liabilities:
Accounts Receivable	(2,722,471)	2,451,787
Prepaid Expenses and Other Current Assets	(1,400,326)	(4,003,665)
Inventory	(2,164,315)	(4,146,671)
Other Assets	(1,060,971)	298,369
Accounts Payable and Accrued Liabilities	1,404,406	1,369,375
Income Taxes Payable	4,459,888	4,740,280
Other Non-Current Liabilities	347,308	517,542

NET CASH USED IN OPERATING ACTIVITIES	(31,483,856)	(11,934,680)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(23,678,377)	(97,154,888)
Issuance of Note Receivable	(6,061,257)	-
Purchase of Investments	-	(657,504)
Contributions to Equity Method Investments	(400,346)	-
Distributions Received from Equity Method Investments	3,001,871	296,507
Cash Acquired in Business Acquisition, Net of Cash Paid	2,788,939	(284,028)

NET CASH USED IN INVESTING ACTIVITIES	(24,349,170)	(97,799,913)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	9,421,000	10,512,820
Proceeds from the Issuance of Preferred Stock	19,500,200	-
Payments on Notes Payable, Third Parties and Related Parties	(10,038,834)	(947,919)
Cash Received Upon Issuance of Equity	-	125,404,318
Contributions	3,060,000	-
Cash Received Upon Exercise of Options	225,694	-
Distributions - Controlling and Non-Controlling Interest	-	(908,375)
Distributions to Preferred Shareholders	(2,865,420)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	19,302,640	134,060,844

NET (DECREASE) INCREASE IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	(36,530,386)	24,326,251
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	54,066,831	4,535,251

CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$17,536,445	$28,861,502

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2022 and 2021

	2022	2021
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$3,977,585	$174,374
Cash Paid for Taxes	$284,521	$35,829

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Net Assets Acquired From an Acquisition, Excluding Cash Acquired	$62,448,119	$5,709,615
Proceeds Deposited Into Escrow Account	$-	$2,029,932
Purchase of Property and Equipment from Proceeds of Note Payable, Third Parties	$242,868	$255,757
Conversion of Convertible Debt and Derivative Liability to Equity	$-	$39,935,392
Issuance of Equity for Relief of Liabilities	$222,941	$-
Exchange of Series A Preferred Shares and Warrants For Series B Shares and Preferred Warrants	$17,044,814	$-
Accretion of Series B Preferred Shares to Redemption Value	$10,594,048	$-
Recognition of Right-of-Use Assets for Operating Leases	$7,590,172	$1,160,730
Conversion of Note Receivable to Equity of Investee	$5,461,257	$-
Fair Value of Warrants Issued with Debt	$89,250	$-
Non-Cash Investment and Non-Controlling Interest Addition	$2,445,000	$-
Derivative Liability Incurred Upon Issuance of Convertible Debt	$-	$182,000
Interest Capitalized to Property and Equipment	$958,563	$-
Contingent Liabilities Recognized for the Purchase of Property and Equipment	$-	$34,820,000
Shares Issued for the Purchase of Property and Equipment	$-	$29,250,000
Shares Payable to Vested Option Holders	$-	$2,756,830
Contingent Earnout Recorded as a Liability	$-	$7,640,334

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.            NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates in the state of California. The Company, through its subsidiaries cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares”, and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and common share purchase warrants are listed on the NEO Exchange Inc., trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols GLASF and GHBWF, respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 2200 HSBC Building 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

Liquidity

Historically, the Company’s primary source of liquidity has been its operations, capital contributions made by equity investors and debt issuances. The Company is currently meeting its current operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the nine months ended September 30, 2022, the Company had an accumulated deficit of $79,623,192 and net cash used in operating activities of $31,483,856. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.

The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and critical estimates applied by the Company in these Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the years ended December 31, 2021 and 2020, unless disclosed otherwise below. The Company’s audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020, filed on March 22, 2022, can be found on SEDAR at www.sedar.com.

Basis of Preparation

The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The Unaudited Condensed Interim Consolidated Financial Statements include the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest, if any, after elimination of intercompany accounts and transactions. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method. All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of September 30, 2022 and December 31, 2021, the consolidated results of operations for the three and nine months ended September 30, 2022 and 2021, and changes in shareholders’ equity and cash flows for the nine months ended September 30, 2022 and 2021 have been included.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021, and the related notes thereto, and have been prepared using the same accounting policies described therein.

Consolidation of Variable Interest Entities (“VIE”)

ASC 810 “Consolidation” (“ASC 810”) requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. To determine whether or not a variable interest the Company holds could potentially be significant to the VIE, the Company considers both qualitative and quantitative factors regarding the nature, size and form of the Company’s involvement with the VIE. The equity method of accounting is applied to entities in which the Company is not the primary beneficiary or the entity is not a VIE and the Company does not have effective control, but can exercise influence over the entity with respect to its operations and major decisions. The Company does not consolidate a VIE in which it is not considered the primary beneficiary. The Company evaluates its relationships with all the VIE’s on an ongoing basis to reassess if it continues to be the primary beneficiary.

Basis of Consolidation

These Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021 and audited Consolidated Financial Statements as of December 31, 2021 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

Segmented Information

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

Reclassifications

During the preparation of the September 30, 2022 Unaudited Condensed Interim Consolidated Financial Statements, the Company became aware of a classification error in relation to the accounting for the Series A Preferred shares issued by a subsidiary, GH Group, Inc. The Series A Preferred shares were originally classified within shareholders’ equity as additional-paid in capital, whereas they should have been classified within equity as non-controlling interest. The error was related to the balance sheet only and resulted in an overstatement of total shareholders’ equity attributable to the Company and a corresponding understatement of non-controlling interest of approximately $29,487,000 for the year ended December 31, 2021.  The error was corrected with a reclassification of approximately $29,487,000 in the shareholder’s equity portion of balance sheet as of September 30, 2022 and was not considered material to any prior quarters’ Unaudited Condensed Interim Consolidated Financial Statements. There was no change to total current assets, total assets, total current liabilities, total liabilities, total shareholders’ equity, cash flows or profit and loss to any prior period, including the Company's quarterly Unaudited Condensed Interim Consolidated Financial Statements, as a result of this reclassification.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of September 30, 2022 and December 31, 2021, restricted cash was $3.0 million and $3.0 million, respectively, which is held in an escrow account and used as an interest reserve for the senior term loan agreement. See “Note 14 – Notes Payable and Convertible Debentures” for further discussion.

Earnings (Loss) per Share

The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of Equity Shares (including Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the period. Multiple Voting Shares, as defined herein, are excluded in calculating earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the issuance of shares on the exercise of convertible debentures, contingency issuable shares, warrants, restricted stock units and share options are anti-dilutive. Diluted earnings per share includes options, warrants, restricted stock units, and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debentures. See “Note 17 – Earnings (Loss) Per Share” for further information.

Recently Adopted Accounting Standards

In May 2021, the FASB issued ASU 2021-04, “Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2021-04”), which amends existing guidance for earnings per share (EPS) in accordance with Topic 260. ASU 2021-04 is effective for the Company beginning January 1, 2022. This update should be applied prospectively on or after the effective date of the amendments. The Company adopted ASU 2021-04 on January 1, 2022. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

Recently Issued Accounting Standards

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04"), provides optional expedients and exceptions for applying GAAP to debt instruments, derivatives, and other contracts that reference London Interbank Offered Rate ("LIBOR") or other reference rates expected to be discontinued as a result of reference rate reform. This guidance is optional and may be elected through December 31, 2022 using a prospective application on all eligible contract modifications. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to instruments affected by reference rate reform if certain criteria are met. The Company did not modify any material contracts due to reference rate reform during the nine months ended September 30, 2022. The Company is currently evaluating the impact, if any, the adoption of this accounting standard will have on its financial position and results of operations.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Subtopic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”), which is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and the effect of payment terms on subsequent revenue recognized. ASU 2021-08 is effective for the Company beginning January 1, 2023. This update should be applied prospectively on or after the effective date of the amendments. The Company is currently evaluating the effect of adopting this accounting standard.

On March 31, 2022, the FASB issued ASU 2022-02, “Financial Instruments—Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures” (“ASU 2022-02”), which eliminates the accounting guidance on troubled debt restructurings for creditors and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. The ASU also updates the requirements related to accounting for credit losses under the current guidance and adds enhanced disclosures for creditors with respect to loan refinancing and restructuring for borrowers experiencing financial difficulty. ASU 2022-02 is effective for the Company beginning January 1, 2023. The Company is currently evaluating the effect of adopting this accounting standard.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.            CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances at its physical locations, which are not currently insured, and with various U.S. banks with balances in excess of the Federal Deposit Insurance Corporation limits, respectively. The failure of a bank where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of September 30, 2022 and December 31, 2021, the Company has not experienced any losses with regards to its cash balances.

The Company provides credit in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There were two (2022) and one (2021) customers for the three months ended September 30, 2022 and 2021, respectively, that comprised 50% and 31%, respectively, of the Company’s revenues. There were two (2022) and one (2021) customer for the nine months ended September 30, 2022 and 2021, respectively, that comprised 43% and 20%, respectively, of the Company’s revenues. As of September 30, 2022, the customers had a balance due to the Company of $5,242,172. As of December 31, 2021, these customers had a balance due to the Company of $2,403,097.

4.            INVENTORY

As of September 30, 2022 and December 31, 2021, inventory consists of the following:

	2022	2021
Raw Materials	$2,867,896	$1,325,590
Work-in-Process	5,552,286	2,777,244
Finished Goods	4,328,789	2,493,468

Total Inventory	$12,748,971	$6,596,302

5.            NOTES RECEIVABLE

On May 12, 2022, the Company announced it executed definitive agreements (the “Agreements”) to acquire 100% equity interests in Natural Healing Center retail dispensaries. See “Note 10 – Business Acquisitions” for further information on the business combinations completed during the three months ended September 30, 2022. As a result, the Company reclassified $5,461,257 of the note receivable previously issued as consideration for the purchase of Natural Healing Center, LLC. As of September 30, 2022, three acquisitions related to the Natural Healing Center retail dispensaries (Natural Healing Center, LLC, NHC Lemoore, LLC and NHC-MB, LLC) have closed and one retail dispensary located in Turlock, California, is currently under construction and is currently in the process of being acquired. Calculation and payment of consideration for the acquisition of Turlock dispensary will occur at the end of its sixth full quarter of operations, at six times its annualized EBITDA in that quarter. The consideration will be paid 80% in stock priced at the 25-day volume-weighted average price (VWAP) of Equity Shares as of that quarter end and 20% in the form of an unsecured, subordinated promissory note bearing interest of 8% annually and maturing after the four-year anniversary of the closing date.

The Company issued senior secured promissory notes (“Notes”) in conjunction with the Agreements. The Notes have an interest rate of 15% per annum with outstanding principal balance and accrued interest to be paid in full in cash 180 days following the closing of the plan of merger of the Natural Healing Center. As of September 30, 2022 and December 31, 2021, the notes receivable balance is $600,000 and nil, respectively, and are included as Notes Receivable in the Condensed Consolidated Balance Sheets.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

6.            INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method.

On August 17, 2022, the Company, through its subsidiary, 5042 Venice, LLC, closed on the sale of the 50% held interest in its equity method investment (“TIC Interest”). As part of the transaction, the Company no longer has an equity interest in the TIC Interest, however, the Company became the manager of 5042 Real Estate Investment LLC (“5042 REI”) which acquired 42.93% of the TIC Interest and the remaining 7.07% was acquired by a related party of the Company.

On July 28, 2022, the Company acquired the remaining equity and property ownership interests of N.R.O Management, LLC and The Pottery, a retail dispensary located in Los Angeles. See “Note 10 – Business Acquisitions” for further discussion. During the three months ended September 30, 2022, the Company recorded the difference of the book value and the fair value of the equity method investment as of the acquisition date as loss from equity method investments of $395,072.

As of September 30, 2022, activity related to investments consist of the following:

	LOB Group, Inc.	N.R.O Management, LLC	SoCal Hemp JV, LLC	5042 Venice, LLC	5042 Real Estate Investment, LLC	Lompoc TIC, LLC	TOTAL
Fair Value as of December 31, 2021	$2,761,141	$2,018,949	$-	$2,221,520	$-	$194,749	$7,196,359

Additions	-	300,000	100,000	343	2,445,000	3	2,845,346
Distributions	-	-		(3,001,871)	-	-	(3,001,871)
Gain (Loss) on Equity Method Investments	(171,577)	(1,068,949)	(100,000)	780,008	(714,644)	(22,830)	(1,297,992)
Acquisition of Equity Method Investment	-	(1,250,000)	-	-	-	-	(1,250,000)

Fair Value as of September 30, 2022	$2,589,564	$-	$-	$-	$1,730,356	$171,922	$4,491,842

During the three and nine months ended September 30, 2022, the Company recorded net loss from equity method investments of $871,329 and $1,297,992, respectively. During the three and nine months ended September 30, 2021, the Company recorded net losses from equity method investments of $568,471 and $852,729, respectively. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid.

7.            PROPERTY, PLANT AND EQUIPMENT

As of September 30, 2022 and December 31, 2021, property, plant and equipment consist of the following:

	2022	2021
Land	$70,888,383	$70,782,068
Buildings	137,215,436	108,024,254
Furniture and Fixtures	374,910	316,395
Leasehold Improvements	10,673,320	8,412,489
Equipment and Software	8,283,098	5,712,519
Construction in Progress	5,736,428	11,867,167

Total Property, Plant and Equipment	233,171,575	205,114,892
Less Accumulated Depreciation and Amortization	(17,323,708)	(9,316,368)

Property, Plant and Equipment, Net	$215,847,867	$195,798,524

During the three and nine months ended September 30, 2022, the Company recorded depreciation expense of $3,063,503 and $8,210,776, respectively. During the three and nine months ended September 30, 2021, the Company recorded depreciation and amortization expense of $743,982 and $2,115,671, respectively. Additionally, during the three and nine months ended September 30, 2022, the Company capitalized interest to property and equipment of nil and $958,563, respectively.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.            INTANGIBLE ASSETS

As of September 30, 2022 and December 31, 2021, intangible assets consist of the following:

	2022	2021
Definite Lived Intangible Assets
Customer Relationships	$3,100,000	$-
Intellectual Property	9,990,000	790,000

Total Definite Lived Intangible Assets	13,090,000	790,000
Less Accumulated Amortization	(883,000)	(208,667)

Definite Lived Intangible Assets, Net	12,207,000	581,333

Indefinite Lived Intangible Assets
Dispensary Licenses	34,948,500	5,048,500

Total Indefinite Lived Intangible Assets	34,948,500	5,048,500

Total Intangible Assets, Net	$47,155,500	$5,629,833

During the nine months ended September 30, 2022, the Company completed business acquisitions whereby intangible assets related to dispensary licenses, trademarks and customer relationships were independently valued and recorded on the Condensed Consolidated Balance Sheet. See “Note 10 – Business Acquisitions” for further discussion of the intangible assets. During the three and nine months ended September 30, 2022, the Company recorded amortization expense related to intangible assets of $377,000 and $674,333, respectively. During the three and nine months ended September 30, 2021, the Company recorded amortization expense related to intangible assets of $39,500 and $130,667, respectively.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2022 (remaining)	$482,000
2023	1,928,000
2024	1,915,333
2025	1,890,000
2026	1,770,000
Thereafter	4,221,667
Total Future Amortization Expense	$12,207,000

9.            GOODWILL

As of September 30, 2022 and December 31, 2021, goodwill was $21,392,601 and $4,918,823, respectively. See “Note 10 – Business Acquisitions” for further information.

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. The Company conducts its annual goodwill impairment assessment as of the last day of the fiscal year. During the nine months ended September 30, 2022, management noted no indications of impairment on its goodwill.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

10.            BUSINESS ACQUISITIONS

On April 28, 2022, the Company completed an acquisition of 100% of the equity interests in Plus Products Holding Inc. (“Plus Products”) a leading cannabis edibles company located in California. Pursuant to the terms of the acquisition agreement, the preliminary purchase price is for an aggregate consideration of $31,361,620 and is comprised of the following: (i) 20,005 unsecured convertible debenture notes, of which 8,005 may be issued in the form of alternative convertible debenture notes (see “Note 14 – Notes Payable and Convertible Debentures” for further information), (ii) 2,102,578 Equity Shares, (iii) 208,635 Equity Shares granted pro-rata upon closing to exempt grantees (“Incentive Shares”), (iv) 44,751 RSUs granted pro-rata upon closing which fully vested on May 30, 2022 and settled in the Company’s Equity Shares (“Incentive RSUs”) and (v) 1,300,000 RSUs contingent on revenue earnout provisions. In addition, the Company granted 450,000 RSUs (“Retention RSUs”) to certain Plus Products employees (see “Note 16 - Share-based Compensation” for further information) which will vest 33% one year after the grant date and the remaining 67% vest in eight equal quarterly installments following the grant date. The fair value of the Retention RSUs, or $1,890,000, was recognized as a component of equity with expense subsequently recognized over the vesting period.

On July 28, 2022, the Company acquired the remaining equity and property ownership interests of N.R.O Management, LLC and The Pottery, a retail dispensary located in Los Angeles. The Company owned 50% of the equity and property ownership interests prior to July 28, 2022. The preliminary purchase price is for an aggregate consideration of $2,350,000 and is comprised of the following: (i) 500,000 Equity Shares of the Company and (ii) the fair value of the remaining 50% equity interest held. The shares will have a one-year lock-up period through July 28, 2023. As of the date of the acquisition, the total fair value of the shares was determined to be $1,100,000, or approximately $2.20 per share. The fair value of the remaining 50% equity interest was determined to be $1,250,000 using the income approach based on Level 3 inputs on the fair value hierarchy framework. In addition, the Company, or its designee had the option of acquiring all the remaining undivided ownership interests in the underlying real property for $3,000,000, in cash. The Company elected not to acquire the remaining undivided ownership interest of the underlying real property.

On September 7, 2022, the Company completed the acquisition of Natural Healing Center, LLC (“Grover Beach”), a California dispensary, through GHG-NHC Grover Inc., a wholly owned subsidiary of the Company. Pursuant to the terms of the merger agreement, the preliminary purchase price is for an aggregate consideration of $20,462,426 and is comprised of the following: (i) $5,862,317 fair value of Equity Shares of the Company and $2,262,000 fair value of deferred shares payable, (ii) cash payment, (iii) loan forgiveness and (iv) assumption of IRS debt. The Equity Shares issued were paid upon closing and fair valued using the closing price of the Company’s stock as of September 7, 2022. The deferred shares payable are to be issued upon the earlier of: 1) the sixth calendar quarter following the opening of NHC Turlock, LLC (“Turlock”) or 2) September 7, 2024. As of the date of the issuance of these financial statements, the merger of Turlock has not closed.

On September 7, 2022, the Company completed the acquisition of NHC Lemoore, LLC (“Lemoore”), a California dispensary, through GHG-NHC Lemoore Inc., a wholly owned subsidiary of the Company. Pursuant to the terms of the merger agreement, the preliminary purchase price is for an aggregate consideration of $6,160,907 and is comprised of the following: (i) $3,244,385 fair value of Equity Shares of the Company and $1,274,000 fair value of deferred shares and (ii) cash payment. The Equity Shares issued were paid upon closing and fair valued using the closing price of the Company’s stock as of September 7, 2022. The deferred shares payable are to be issued upon the earlier of: 1) the sixth calendar quarter following the opening of Turlock or 2) September 7, 2024.

On September 14, 2022, the Company completed the acquisition of NHC-MB LLC (“Morro Bay”), a California dispensary, through GHG-NHC Morro Inc., a wholly owned subsidiary of the Company. Pursuant to the terms of the merger agreement, the preliminary purchase price is for an aggregate consideration of $7,445,541 and is comprised of the following: (i) $5,207,114 fair value of Equity Shares of the Company and $1,933,000 fair value of deferred shares and (ii) cash payment. 80% of the Equity Shares issued were paid upon closing and fair valued using the closing price of the Company’s stock as of September 14, 2022. The deferred shares payable are to be issued upon the earlier of: 1) the sixth calendar quarter following the opening of Turlock or 2) September 14, 2024. In conjunction with the acquisition, the Company has held certain amounts in an escrow account subject to settlement of any litigation. The full value of the shares issued were accounted as consideration.

The purchase price allocations for the business acquisitions, as set forth in the table below, reflect various preliminary fair value estimates and analyses that are subject to change within the measurement period as valuations are finalized. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to the tax impact of the acquisitions, fair values of certain tangible assets, the valuation of intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition dates during the measurement periods. Measurement period adjustments that the Company determines to be material will be applied in the period the adjustment is determined to the acquisitions in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The acquisitions noted below were accounted for in accordance with ASC 805 “Business Combinations”.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

10.            BUSINESS ACQUISITIONS (Continued)

The preliminary allocation of purchase price of business acquisitions completed during the nine months ended September 30, 2022 is as follows:

	Plus Products Holding Inc.	The Pottery, Inc.	Natural Healing Center, LLC	NHC Lemoore, LLC	NHC-MB, LLC
Closing Date:	April 28, 2022	July 28, 2022	September 6, 2022	September 6, 2022	September 14, 2022
Total Consideration

Convertible Debenture Notes	$16,257,104	$-	$-	$-	$-
Restricted Stock Units Issued	188,122	-	-	-	-
Derivative Asset	(251,020)	-	-	-	-
Contingent Restricted Stock Units	5,460,000	-	-	-	-
Fair Value of Equity Issued	9,707,414	1,100,000	5,862,317	3,244,385	5,207,114
Shares Payable	-	-	2,262,000	1,274,000	1,933,000
Fair Value of Remaining 50% equity interest	-	1,250,000	-	-	-
Cash Payment	-	-	590,795	1,642,522	305,427
Loan Forgiveness	-	-	5,461,257	-	-
Assumption of IRS Debt	-	-	6,286,057	-	-

Total Consideration	$31,361,620	$2,350,000	$20,462,426	$6,160,907	$7,445,541

Net Assets Acquired (Liabilities Assumed)

Current Assets (3)	$6,512,915	$382,436	$4,146,644	$147,259	$468,585
Operating Right-of-Use Asset	294,159	3,671,969	992,717	991,606	772,647
Property, Plant and Equipment	1,281,265	37,201	273,679	1,788,166	-
Non-Current Assets	93,662	3,500	-	-	-
Current Liabilities Assumed	(1,150,540)	(1,901,506)	(2,301,924)	(641,140)	(548,255)
Long-Term Liabilities Assumed	(393,371)	(3,496,255)	(832,060)	(833,989)	(652,654)
Intangible Assets:
Intellectual Property	6,900,000	300,000	1,100,000	300,000	600,000
Customer Relationship	3,100,000	-	-	-	-
Dispensary License	9,200,000	2,600,000	12,000,000	1,000,000	5,100,000

Total Intangible Assets	19,200,000	2,900,000	13,100,000	1,300,000	5,700,000

Total Identifiable Net Assets Acquired (Net Liabilities Assumed)	25,838,090	1,597,345	15,379,056	2,751,902	5,740,323

Goodwill (1)	5,523,530	752,655	5,083,370	3,409,005	1,705,218

Total Net Assets Acquired	$31,361,620	$2,350,000	$20,462,426	$6,160,907	$7,445,541

Revenues from Acqusition	$4,868,517	$445,617	$723,029	$261,056	$304,284
Net Income (Loss) from Acqusition	$1,009,919	$(183,753)	$115,023	$(44,169)	$33,534
Pro Forma Revenues (2)	$3,911,580	$2,110,084	$8,158,053	$3,889,361	$4,647,797
Pro Forma Net Loss (2)	$1,067,848	$(1,287,036)	$551,711	$(231,069)	$289,561

(1)            Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. Generally, goodwill related to dispensaries acquired within a state adds to the footprint of the Company’s dispensaries within the state, giving the Company’s customers more access to the Company’s branded stores. Goodwill related to cultivation and wholesale acquisitions provide for lower costs and synergies of the Company’s growing and wholesale distribution methods which allow for overall lower costs.

(2)            If the acquisition had been completed on January 1, 2022, the Company estimates it would have recorded increases in revenues and net loss shown in the pro forma amounts noted above.

(3)            Included in current assets acquired in the business combination was cash acquired, accounts receivable, other current assets and inventory as of the acquisition date.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of September 30, 2022 and December 31, 2021, accounts payable and accrued liabilities consist of the following:

	2022	2021
Accounts Payable	$8,544,154	$4,777,435
Accrued Liabilities	12,036,078	2,418,664
Accrued Payroll and Related Liabilities	1,351,430	1,699,253
Sales Tax and Cannabis Taxes	1,080,743	1,319,652

Total Accounts Payable and Accrued Liabilities	$23,012,405	$10,215,004

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of September 30, 2022 and December 31, 2021 was $456,000 and $380,000, respectively.

12.            CONTINGENT SHARES AND EARNOUT LIABILITIES

As of September 30, 2022, activity related to the contingent shares and earnout liabilities consist of the following:

	2022
Balance at December 31, 2021	$38,428,700
Contingent Shares Issued Upon Closing of Business Combination	5,460,000	(iv)
Change in Fair Value of Contingent Liabilities	(30,955,349)

Balance at September 30, 2022	$12,933,351	(i, ii, iii)

As of September 30, 2022, the following transactions are related to the contingent shares and earnout liabilities:

(i)	Contingent Earnout – Business Combination on June 29, 2021

Upon closing of the business combination of Mercer Park and Glass House Brands, Inc. on June 29, 2021 (the “Business Combination”), 1,008,975 Equity Shares issued to the sponsor of Mercer Park were locked up by the Company. These shares are to be released from the lock-up restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. During the year ended December 31, 2021, the Company released 392,819 Equity Shares that were originally subject to lock-up restrictions. In accordance with ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”), management determined the provisions of these earnouts required liability treatment. Accordingly, the remaining 616,156 Equity Shares are subject to a capital-based earnout of permitted debt or equity financings within one year following closing, as further detailed in the Investor Rights Agreement entered into on June 29, 2021 in connection with the completion of the Business Combination (which is available on SEDAR at www.sedar.com). As of September 30, 2022 and December 31, 2021, the value of the contingent earnout was $1,386,351 and $2,372,200, respectively, and included as a component of contingent shares and earnout liabilities in the accompanying Condensed Consolidated Balance Sheets. The decrease in fair value of $320,401 and $985,849 were recorded as components of the change in fair value of contingent liabilities during the three and nine months ended September 30, 2022, respectively, and is included in the accompanying Unaudited Condensed Interim Consolidated Statements of Operations. During the three and nine months ended September 30, 2021, there was no such liability or change in fair value.

Additional earnout payments consisting of up to an additional 6,306,095 Equity Shares are issuable to the previous sponsor of Mercer Park and all holders of record of Equity Shares, the Exchangeable Shares, vested stock options and vested RSU’s as of September 30, 2022 in the event the 20-day VWAP of the Equity Shares reaches $13.00 or $15.00 within two years of closing of the Business Combination. In the event that the permitted debt or equity raised by the Company and Equity Share price targets are not met, as described in the Investor Rights Agreement, the earnout payments will be forfeited. In accordance with ASC 480, management determined the provisions of these earnouts did not require liability treatment. As of September 30, 2022, no Equity Shares were issued in connection with these earnouts.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.            CONTINGENT SHARES AND EARNOUT LIABILITIES (Continued)

(ii)	Contingent Earnout – Camarillo Transaction

During the year ended December 31, 2021, the Company purchased certain real property in Camarillo, California (the “Camarillo Transaction”). As a consideration for the option right to purchase certain real property in conjunction with the Camarillo Transaction (the “Option Right”), the Company is obligated to pay a contingent earnout fee of up to $75,000,000, payable in Equity Shares, if certain conditions and financial metrics are met. As of September 30, 2022 and December 31, 2021, the fair value of the contingent earnout was $747,000 and $22,571,000, respectively, and included as a component of contingent shares and earnout liabilities in the accompanying Condensed Consolidated Balance Sheets. The decrease in fair value of $28,306,000 and $21,824,000 were recorded as components of the change in fair value of contingent liabilities during the three and nine months ended September 30, 2022, respectively, and is included in the accompanying Unaudited Condensed Interim Consolidated Statements of Operations. During the three and nine months ended September 30, 2021, there was no such liability or change in fair value. The value of the contingent consideration is based upon the potential earn-out of the facilities’ adjusted earnings during the earnout period and is measured at fair value using a discounted cash flow model that is based on unobservable inputs.

(iii)	Contingent Shares – Camarillo Transaction

As additional consideration for the Option Right, the Company issued 6,500,000 Equity Shares upon the closing of the Camarillo Transaction. The Company allocated the fair value of the Option Right to the assets acquired upon its exercise in September 2021. In addition to the Equity Shares issued for the Option Right, the Company is obligated to issue up to 3,500,000 Equity Shares as a contingent payment, which are subject to certain conditions and events following closing. As of September 30, 2022 and December 31, 2021, the fair value of the contingent payment was $7,875,000 and $13,485,500, respectively, and included as a component in contingent shares and earnout liabilities in the accompanying Condensed Consolidated Balance Sheets. The Company recorded decreases in fair value of $1,820,000 and $5,610,500 during the three and nine months ended September 30, 2022, respectively, and were included as components of the change in fair value of contingent liabilities in the accompanying Unaudited Interim Condensed Consolidated Statements of Operations. During the three and nine months ended September 30, 2021, there was no such liability or change in fair value. The value of the contingent consideration is based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs.

(iv)	Contingent RSU’s – Plus Products

As consideration for the acquisition of Plus Products, see “Note 10 – Business Acquisitions” for further details, the Company issued 1,300,000 RSUs contingent on revenue earnout provisions. The Company allocated the fair value of the contingent RSU’s to the net assets acquired upon the closing of the transaction in April 2022. As of September 30, 2022 and December 31, 2021, the fair value of the contingent RSU’s was $2,925,000 and nil, respectively, and included as a component in contingent shares and earnout liabilities in the accompanying Condensed Consolidated Balance Sheets. The Company recorded a decrease in fair value of $676,000 and $2,535,000, respectively, during the three and nine months ended September 30, 2022 and was included as a component of change in fair value of contingent liabilities in the accompanying Unaudited Interim Condensed Consolidated Statements of Operations. During the three and nine months ended September 30, 2021, there was no such liability or change in fair value. The value of the contingent consideration is based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.            LEASES

The below are the details of the lease cost and other disclosures regarding the Company’s leases for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Operating Lease Cost	$427,807	$148,864	$884,800	$463,563
Short-Term Lease Costs	243,005	149,371	668,275	400,353

Total Lease Expenses	$670,812	$298,235	$1,553,075	$863,916

	Nine Months Ended
	2022	2021
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Operating Leases	$880,661	$472,014

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Operating Leases	$7,590,172	$1,160,730

Weighted-Average Remaining Lease Term (Years) - Operating Leases	7.00	7.80
Weighted-Average Discount Rate - Operating Leases	12.32%	17.00%

Future minimum operating lease payments under non-cancelable operating leases as of September 30, 2022 are as follows:

December 31:	Third Parties	Related Parties	Total
2022 (remaining)	$369,679	$227,509	$597,188
2023	1,378,469	919,233	2,297,702
2024	1,250,765	931,720	2,182,485
2025	1,245,953	874,271	2,120,224
2026	1,214,999	890,899	2,105,898
Thereafter	2,230,217	4,074,633	6,304,850

Total Future Minimum Lease Payments	7,690,082	7,918,265	15,608,347

Less Imputed Interest	(2,340,178)	(2,914,181)	(5,254,359)

Total Amount Representing Present Value	5,349,904	5,004,084	10,353,988

Less Current Portion of Operating Lease Liabilities	(843,840)	(350,161)	(1,194,001)

Operating Lease Liabilities, Net of Current Portion	$4,506,064	$4,653,923	$9,159,987

On September 14, 2021, the Company entered into an agreement to lease out a portion of its real property at approximately $500,000 per month for 36 months. However, lease payments to the Company are abated if certain contingencies are met by the lessee. As of September 30, 2022, such contingencies are expected to be met, and as a result, no rental income was recognized by the Company.

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from approximately $800 to $56,000 and expire through July 2032. Certain monthly lease payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.            NOTES PAYABLE AND CONVERTIBLE DEBENTURES

As of September 30, 2022 and December 31, 2021, notes payable consist of the following:

	2022	2021
Term loan payable maturing in November 30, 2026, bearing interest at 10.00 percent per annum	$50,000,000	$50,000,000
Convertible Debentures	16,006,084	-
Other	542,080	238,835

Total Notes Payable	66,548,164	50,238,835
Less Unamortized Debt Issuance Costs, Loan Origination Fees and Premiums	(4,070,971)	(5,383,413)

Net Amount	62,477,193	44,855,422
Less Current Portion of Notes Payable	(70,249)	(37,986)

Notes Payable, Net of Current Portion	$62,406,944	$44,817,436

Senior Secured Credit Agreement

On December 9, 2021 (“Senior Secure Closing Date”), the Company entered into a senior secured term loan agreement, as amended (the “Credit Agreement”) for total available proceeds of up to $100,000,000 with funds managed by a U.S.-based private credit investment fund and other third-party lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Credit Agreement of $50,000,000. The principal amount under the Credit Agreement will be paid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount, 24 months following the Senior Secure Closing Date, with a maturity date through November 30, 2026. Interest will be paid, beginning December 31, 2021, in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate will not be less than 10% per annum or exceed 12% per annum. As of September 30, 2022 and December 31, 2021, the interest rate was 10% and 10%, respectively.

Two additional delayed draw term loans may be requested by the Company in an amount equal to the principal amount of $25,000,000 (or such lesser amount as agreed) each. The Company has optional and mandatory prepayments. Mandatory prepayments include any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation will be repaid by 100% of cash proceeds received from the sale or disposition of assets with certain exemptions as defined in the Credit Agreement. As of the Senior Secure Closing Date, the Company deposited an interest reserve in the amount of $3,000,000 into an escrow account and included as restricted cash in the Condensed Consolidated Balance Sheets as of September 30, 2022 and December 31, 2021. Additionally, the Company’s real properties held in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC were pledged as security.

The Credit Agreement contains a financial covenant which requires the Company to maintain liquidity in excess of $10,000,000 at all times. As of September 30, 2022 and December 31, 2021, the Company was in compliance with such financial covenant. Additionally, there are certain covenants which will require the Company to maintain a specific minimum debt service coverage ratio which will be measured quarterly beginning with the quarter ending December 31, 2022. Such covenants were not in effect as of December 31, 2021.

Amendments to the Senior Secured Credit Agreement

On January 21, 2022, the Company amended and restated the Credit Agreement (the “1st Amendment”) wherein certain events of default were waived.

On May 12, 2022, the Company amended and restated the Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived, and the Company entered into an incremental term loan in the amount of $10,000,000 (“Incremental Term Loan”), for total available proceeds of $110,000,000. The Incremental Term Loan bears interest at a rate of 10% per annum and payable in monthly installments. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan is payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Senior Secured Lender, with an exercise price of $11.50 per share, to acquire each Equity Share until June 26, 2026. These warrants were fair valued using Level 1 inputs as these warrants are openly traded on a stock exchange. During the nine months ended September 30, 2022, the Company recorded an additional debt discount of $89,250 related to the change in terms of the credit agreement. In addition to receiving the $10,000,000 in Incremental Term Loan, the Company paid $579,000 in direct loan fees, which are recorded as a debt discount.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.            NOTES PAYABLE AND CONVERTIBLE DEBENTURES (Continued)

On August 30, 2022, the Company repaid the $10,000,000 Incremental Term Loan in cash. In accordance with ASC 470 “Modifications and Extinguishments,” the Company recorded $489,647 of unamortized debt discount as a loss on extinguishment of debt during the three and nine months ended September 30, 2022.

Convertible Debentures

On April 28, 2022, the Company completed the Plus Products acquisition in which the purchase price was payable in part through an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (“Series A Notes”) and 8,002 debenture notes (“Series B Notes”) (collectively “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable in semi-annual arrears until April 15, 2027 (“Maturity Date”). Interest is payable in cash, by the issuance of in the Company’s Equity Shares or a combination of both at the sole discretion of the Company, based on the 10-day VWAP of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD$1.00 to CAD$1.27.

The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $4.08 (“Redemption Right”).

The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of September 30, 2022, the Company recorded $11,894,989 and $4,111,095 for the Series A Notes and Series B Notes, respectively. The conversion features of the Series A and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815 “Derivatives and Hedging”. Accordingly, the fair value of the conversion features for the Series A and Series B Notes were measured at fair value using a discounted cash flow model that is based on unobservable inputs. During the three and nine months ended September 30, 2022, the Company recorded a change in derivative asset of approximately $25,000 and $78,000, respectively, as a component of change in fair value of derivatives in the Unaudited Condensed Interim Consolidated Statements of Operations.

Scheduled maturities of notes payable for the years ended December 31:

December 31:	Principal Payments
2022 (remaining)	$70,249
2023	665,237
2024	7,542,622
2025	7,545,148
2026	7,547,824
Thereafter	43,177,084

Total Future Minimum Principal Payments	$66,548,164

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.            SHAREHOLDERS’ EQUITY

As of September 30, 2022 and December 31, 2021, the authorized share capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares:

Multiple Voting Shares

The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares have three (3)-year sunset period that will expire June 29, 2024, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.

Equity Shares

The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).

Exchangeable Shares of MPB Acquisition Corp.

Exchangeable shares (the “Exchangeable Shares”) are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares, except that (i) each Exchangeable Share has 1.1 votes per share until June 29, 2022, after which they will have one vote per share, and (ii) the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges their Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for Equity Shares at the option of the holder.

The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. In order to comply with certain contractual requirements of the Business Combination, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Unaudited Condensed Interim Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under US securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.            SHAREHOLDERS’ EQUITY (Continued)

Preferred Shares of GH Group, Inc.

The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group, Inc. (“GH Group”) is 50,000,000 of which 45,000,000 shares are designated as shares of Series A Preferred Stock (“GH Group Series A Preferred”) and 55,000 shares are designated as shares of Series B Preferred Stock (“GH Group Series B Preferred”). As of September 30, 2022 and December 31, 2021, there were 662,903 and 18,515,491, respectively, GH Group Preferred Shares issued and outstanding. Holders of GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of Junior Securities, of which holders of GH Group Series B Preferred are to receive payment prior to holders of GH Group Series A Preferred. GH Group has the right to redeem all or some of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.

GH Group Series A Preferred carries a 15% cumulative dividend rate, which increases by 5% in the year following the first anniversary of the date of issuance and GH Group Series B Preferred carries a 20% cumulative dividend rate, which increased by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. Dividends are payable if and when declared by GH Group’s board of directors.

There were 620,706 and 18,515,491 shares of GH Group Series A Preferred issued and outstanding as of September 30, 2022 and December 31, 2021, respectively, and there were 42,197 and no shares of GH Group Series B Preferred issued and outstanding as of September 30, 2022 and December 31, 2021, respectively. In accordance with the provisions above, the Company recorded dividends to the holders of the GH Group Preferred Shares in the amount of $1,135,642 and $2,865,420 for the three and nine months ended September 30, 2022, respectively. The Company recorded dividends to the holders of the GH Group Preferred Shares in the amount of $888,342 and $908,375 for the three and nine months ended September 30, 2021, respectively.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

The Company recorded a loss attributable to a non-controlling interest during the three and nine months ended September 30, 2022 of $7,044 and $53,604, respectively. The Company recorded a loss attributable to a non-controlling interest during the three and nine months ended September 30, 2021 of nil and nil, respectively.

Share and Equity Transactions During the Period

During the nine months ended September 30, 2022, the Company issued 2,311,213 Equity Shares to the sellers of Plus Products valued at $9,707,414, see “Note 10 – Business Acquisitions” for further information.

During the nine months ended September 30, 2022, the Company issued 92,864 Equity Shares to certain convertible note holders for interest payments valued at $222,941.

During the nine months ended September 30, 2022, the Company issued 192,932 Equity Shares to various individuals for the exercise of stock options. In exchange for the exercise of stock options, the Company received $225,694 in cash.

During the nine months ended September 30, 2022, the Company issued 735,007 Equity Shares to various individuals for the conversion of Restricted Stock Units.

During the nine months ended September 30, 2022, holders of Exchangeable Shares exchanged 4,692,621 Exchangeable Shares for Equity Shares.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.            SHAREHOLDERS’ EQUITY (Continued)

During the nine months ended September 30, 2022, the Company received $5,505,000 in contributions from controlling and non-controlling interests.

During the nine months ended September 30, 2022, the Company issued 500,000 Equity Shares in connection with The Pottery acquisition valued at $1,100,000, see “Note 10 – Business Acquisitions” for further information.

During the nine months ended September 30, 2022, the Company issued 5,606,112 Equity Shares to the sellers of Grover Beach, Lemoore and Morro Bay valued at $14,313,816, see “Note 10 – Business Acquisitions” for further information.

During the nine months ended September 30, 2022, the Company through its subsidiary, GH Group, Inc., issued 42,197 GH Group Series B Preferred Shares in connection with the GH Group Series B Preferred Shares financing with an aggregate value of $42,226,577 comprised of the following: (i) existing GH Group Series A Preferred Shares with a face value of $22,726,377 was exchanged for 22,697 GH Group Series B Preferred Shares and (ii) new private placement financing of 19,500 GH Group Series B Preferred Shares with a face value of $19,500,200. In conjunction with these transactions, the Company cancelled 2,272,576 existing Company warrants and issued 8,445,272 Company warrants comprised of the following: (i) 4,545,232 replacement Company warrants and (ii) 3,900,040 Company warrants. The warrants have an exercise price of $5.00 per warrant which expire in August 2027. The Company recorded the fair value of the Series B Preferred Shares as Mezzanine Non-Controlling Interest in the amount of 31,602,953, which is net of the value allocated to the replacement warrants of $5,628,459 and newly issued warrants of $4,942,061. The Series B Preferred Shares are accounted for as Mezzanine Non-Controlling Interest as the Series B Preferred Shares redemption feature are not in the sole control of the Company. The Series B Preferred Shares were recorded to its redemption value as of September 30, 2022 with an adjustment of $10,594,048. Additionally, the Company recorded an additional $494,924 in dividends paid to Series B Preferred Shareholders.

Variable Interest Entity

On June 30, 2022, the Company transferred tenant improvements with a net book value of $762,095 to 2000 De La Vina LLC (“2000 DLV”), a wholly-owned subsidiary, and simultaneously sold 100% of its interest in 2000 DLV for a cash payment of $3,060,000 upon closing to an entity in which certain executives and board members of the Company are members. As part of the transaction, the Company no longer has an equity interest in the Company, however, the Company remains the manager and retains control of 2000 DLV under the First Amended and Restated Operating Agreement dated May 1, 2022 between the Company and members of 2000 DLV. Accordingly, 2000 DLV became a variable interest entity (or “VIE”) of the Company.

The below table summarizes information for entities the Company has concluded to be VIE’s as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.

As of and for the nine months ended September 30, 2022, the aggregate balances of the VIE included in the accompanying consolidated balance sheet and statement of operations are as follows:

2022
Current Assets	$33,940
Non-Current Assets	$2,401,048
Total Assets	$2,434,988

Current Liabilities	$1,488
Non-Current Liabilities	$242,273
Total Liabilities	$243,761

Revenues, Net	$79,500
Net Income Attributable to Non-Controlling Interest	$19,954

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.            SHARE-BASED COMPENSATION

The Company has an equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus, and restricted stock units (together, “Awards”). Share-based compensation expenses are recorded as a component of general and administrative costs. The maximum number of Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Exchangeable Shares) as calculated using the treasury method. The Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of the Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms), and the number of Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

Stock Options

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

	Number of Stock Options	Weighted-Average Exercise Price
Balance as of December 31, 2021	2,087,784	$2.78
Exercised	(192,932)	$2.30
Forfeited	(330,808)	$2.80
Balance as of September 30, 2022	1,564,044	$2.83

The following table summarizes the stock options that remain outstanding as of September 30, 2022:

Security Issuable	Exercise Price	Expiration Date	Stock Options Outstanding
Subordinate Voting Shares	$2.26	October 2024	678,464
Subordinate Voting Shares	$3.08	April 2025	121,471
Subordinate Voting Shares	$3.08	January 2026	655,414
Subordinate Voting Shares	$4.60	October 2026	108,695

			1,564,044

As of September 30, 2022 and December 31, 2021, options vested and exercisable were 1,373,322 and 1,000,717, respectively. For the three months ended September 30, 2022 and 2021, the Company recognized $579,271 and $817,901, respectively, in share-based compensation expense related to these stock options. For the nine months ended September 30, 2022 and 2021, the Company recognized $1,769,266 and $3,086,640, respectively, in share-based compensation expense related to these stock options.

As of September 30, 2022 and December 31, 2021, options outstanding have a weighted-average remaining contractual life of 2.7 years and 3.4 years, respectively.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.            SHARE-BASED COMPENSATION (Continued)

Restricted Stock Units

A reconciliation of the beginning and ending balance of restricted stock units outstanding is as follows:

Number of Restricted Stock
Balance as of December 31, 2021	3,230,948
Granted	1,821,063
Converted	(735,007)
Forfeited	(775,741)
Balance as of September 30, 2022	3,541,263

During the three and nine months ended September 30, 2022, the Company recognized $2,323,875 and $7,216,086 respectively, in stock-based compensation related to restricted stock units. During the three and nine months ended September 30, 2021, the Company recognized $2,153,223 and $2,200,032, respectively, in stock-based compensation related to RSU’s. The fair value of the restricted stock units issued during the three and nine months ended September 30, 2022 were determined using the Equity Shares at the time of grant.

Stock Appreciation Right Units of GH Group

During the year ended December 31, 2021, GH Group issued 230,752 stock appreciation rights (“SARs units”) to various employees of GH Group. The SARs units vest 33% one year after the grant date and the remaining 67% vest monthly over two years. Vested and exercised SAR units will receive cash in the amount of the SARs units exercised multiplied by the excess of the fair market value of an Equity Share over the stated strike price of the SAR unit. As the SARs units are cash-settled, the Company recognizes the value of the SAR units as liabilities which are included in accounts payable and accrued liabilities in the Condensed Consolidated Balance Sheets. As of September 30, 2022 and December 31, 2021, the Company recorded a liability of nil and $35,442, respectively.

A reconciliation of the beginning and ending balance of SARs units outstanding is as follows:

Number of Stock Appreciation Rights Units
Balance as of December 31, 2021	159,736
Forfeited	(33,116)
Balance as of September 30, 2022	126,620

During the three and nine months ended September 30, 2022, the Company recognized nil and a gain of $35,442, respectively, related to the SARs units. During the three and nine months ended September 30, 2021, the Company recognized a gain of $173,000 and $79,000 in expense related to the SARs units, respectively.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.            SHARE-BASED COMPENSATION (Continued)

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

	Number of Warrants	Weighted-Average Exercise Price
Balance as of December 31, 2021	35,418,078	$11.29
Granted	8,620,272	$5.13
Cancelled	(2,272,576)	$10.00
Balance as of September 30, 2022	41,765,774	$10.09

The following table summarizes the warrants that remain outstanding as of September 30, 2022:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Subordinate Voting Shares	$11.50	June 2026	30,664,500	30,664,500
Subordinate Voting Shares	$10.00	June 2024	2,656,002	2,656,002
Subordinate Voting Shares	$5.00	August 2027	8,445,272	8,445,272
			41,765,774	41,765,774

There were no warrants issued in during the three and nine months ended September 30, 2022 that required fair valuing using Level 3 inputs to determine their fair value.

As of September 30, 2022 and December 31, 2021, warrants outstanding have a weighted-average remaining contractual life of 3.84 years and 4.2 years, respectively.

17.            EARNINGS (LOSS) PER SHARE

The following is a reconciliation for the calculation of net income (loss) attributable to the Company and the basic and diluted earnings (loss) per share for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Net Income (Loss) Attributable to the Company	$15,175,594	$(7,728,476)	$(18,795,902)	$(25,598,990)
Less Dividends and Increase in Redemption Values of GH Group Preferreds Shares	(12,224,614)	(888,342)	(13,954,392)	(908,375)
Net Income (Loss) Attributable to the Company	$2,950,980	$(8,616,818)	$(32,750,294)	$(26,507,365)
Weighted-Average Shares Outstanding - Basic	61,647,076	51,293,958	59,271,500	33,305,042
Weighted-Average Shares Outstanding - Diluted	68,600,429	51,293,958	59,271,500	33,305,042
Earnings (Loss) Per Share Attributable to the Company - Basic	$0.05	$(0.17)	$(0.55)	$(0.80)
Earnings (Loss) Per Share Attributable to the Company -Diluted	$0.04	$(0.17)	$(0.55)	$(0.80)

Net income attributable to the Company, as reported, is adjusted for dividends and various other adjustments as defined in ASC 260 “Earnings Per Share”.

After adjustments as defined in ASC 260, if the Company is in a net loss position, diluted loss per share is the same as basic loss per share when the issuance of shares on the exercise of convertible debentures, warrants, RSU’s and share options are anti-dilutive. After adjustments, as defined in ASC 260, if the Company is in a net income position, diluted earnings per share includes options, warrants, restricted stock units, convertible debt and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debt.

For the three months ended September 30, 2022, the diluted weighted-average shares outstanding included the basic weighted-average shares outstanding as well as 19,692 dilutive stock options, 2,047,223 contingent and non-contingent shares payable and 4,886,439 shares issuable upon conversion of the Company’s convertible debentures.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.            PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consists of the following for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Current:
Federal	$1,959,267	$737,570	$3,638,725	$4,189,281
State	634,428	85,153	1,440,708	1,174,630

Total Current	2,593,695	822,723	5,079,433	5,363,911

Deferred:
Federal	85,639	(44,133)	(1,401,343)	(245,600)
State	(49,339)	(5,798)	(665,846)	(81,567)

Total Deferred	36,300	(49,931)	(2,067,189)	(327,167)

Total Provision for Income Tax Expense	$2,629,995	$772,792	$3,012,244	$5,036,744

The Company has used a discrete effective tax rate method to calculate taxes for the three and nine months ended September 30, 2022 and 2021. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three- and nine-month periods ended September 30, 2022 and 2021.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the cost of goods sold (“COGS”) of its product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 “Income Taxes” due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits as of September 30, 2022 and December 31, 2021, potential benefits of $1,796,403 and $1,449,046, respectively, that if recognized would impact the effective tax rate on income from operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of September 30, 2022, the Company’s federal tax returns since 2018 and state tax returns since 2017 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.            COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licensed and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state statues, regulations, and ordinances as of September 30, 2022 and December 31, 2021, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”) and GH Brands LLC, a California limited liability company and subsidiary of the Company (“GH Brands”) entered into a License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne, professionally known as Bella Thorne, for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of the License and Service Agreement is 3 years and was extended through November 2022. Royalty fees for Bella Thorne branded boxes are 10% for the 1st year and 12% for years 2 to 5. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for years 3 to 5. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). The agreement provides an option to renew for a 2-year term with a guaranteed minimum fee of $1,500,000 ($750,000 for the 4th year, $750,000 for the 5th year). During the three and nine months ended September 30, 2022, the Company recognized expenses related to these royalties in the amount of $93,750 and $281,250, respectively. During the three and nine months ended September 30, 2021, the Company recognized expenses related to these royalties in the amount of $107,186 and $294,686, respectively. As of September 30, 2022 and December 31, 2021, the Company has approximately $468,750 and $328,000, respectively, due under this royalty agreement which are included in accounts payable and accrued liabilities in the consolidated balance sheets.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2022 and December 31, 2021, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the Consolidated Financial Statements relating to claims and litigations. As of September 30, 2022 and December 31, 2021, there were also no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.

Element 7 Transaction

Element 7 Acquisition and Litigation Effective February 23, 2021, GH Group entered into a Merger and Exchange Agreement (the “E7 Merger Agreement”) with Element 7 CA, LLC (“E7”) whereby GH Group had the right, subject to satisfactory completion of due diligence and other conditions, to obtain all of the membership or equity interests held by E7 in seventeen holding companies that hold the rights to in-process state and local cannabis retail licenses or license applications, some of which are partially owned. In addition, GH Group entered into a License Development and Consulting Agreement (the “E7 License Agreement”, and together with the E7 Merger Agreement, the “E7 Agreements”) with E7 to provide certain retail consulting services to develop and obtain up to thirty-four cannabis retail licenses in exchange for the payment of certain fees set forth in the E7 License Agreement. In November 2021, GH Group terminated the E7 Agreements based on a breach of contractual terms, and as of December 31, 2021, GH Group had converted certain pre-closing financing payment and consulting fees into notes receivable in the amount of $2,274,167. As of September 30, 2022 and December 31, 2021, the notes receivable was fully reserved by the Company. As of December 31, 2021, the Company had received membership or equity interests in one entity out of seventeen entities that were contractually committed to be transferred under the E7 Merger Agreement.

On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.            COMMITMENTS AND CONTINGENCIES (Continued)

The court proceeding was subsequently withdrawn by the Company without prejudice, and on March 13, 2022, GH Group entered into an agreement with American Patriot Brands, Inc. (“APB”) to jointly file suit against Element 7 to enforce the transfer of contractually committed licenses (the “Joint Litigation Agreement”). GH Group and APB jointly refiled a complaint against Element 7 in the County of Los Angeles, Central District (Case No. 22STCV09323) (the “Element 7 Proceeding”). If either GH Group or APB is successful in the Element 7 Proceeding, the Company expects to have a path to achieve transfer of the existing licenses at issue.

Under the terms of the Joint Litigation Agreement, GH Group will pay all legal fees for GH Group and APB’s joint litigation against Element 7. GH Group will have the option to purchase any license or licensed entity interests recovered by APB from Element 7 that were included in the E7 Merger Agreement, that have either a state or local permit and a valid lease, or a have a local permit that is without a real property site but is in a competitive license jurisdiction, in each case at a valuation of $750,000 per license or licensed entity, paid in Equity Shares at the 10-day volume weighted average price calculated as of the date of such purchase. In addition, under the Joint Litigation Agreement, GH Group also has the right of first refusal to purchase any other licenses or licensed entity outside of the foregoing groups, and the right to terminate the Joint Litigation Agreement at any time.

20.            RELATED PARTY TRANSACTIONS

Leases

Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213,049 increasing to $243,491 for years two to five. Rent expense for the three and nine months ended September 30, 2022 were $60,873 and $182,618, respectively. Rent expense for the three and nine months ended September 30, 2021 were $60,873 and $182,618, respectively.

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64,477 increasing to $69,352 for year two and increasing five percent per annum thereafter. Rent expense for the three and nine months ended September 30, 2022 were $18,205 and $54,903, respectively. Rent expense for the three and nine months ended September 30, 2021 were $17,338 and $52,014, respectively.

Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commences on the first calendar day after the Company publicly announces the opening of the retail location at the leased property (“Commencement Date”), provides for an initial monthly rent of $5,000 starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment will be $144,000 and increasing three percent per annum thereafter. Rent expense for the three and nine months ended September 30, 2022 were $15,000 and $27,000, respectively. There was no rent expense recorded for the three and nine months ended September 30, 2021.

In August 2022, Kazan Trust dated December 10, 2004, a trust owned by an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36,489 increasing three percent per annum thereafter. Rent expense for the three and nine months ended September 30, 2022 were $3,041 and $3,041, respectively. Rent expense for the three and nine months ended September 30, 2021 were nil and nil, respectively.

Consulting Agreement

Beach Front Property Management Inc, a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $10,860 for M&A advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three and nine months ended September 30, 2022 were $32,580 and $97,740, respectively. Consulting fees for the three and nine months ended September 30, 2021 were $32,580 and $97,740, respectively.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

21.            REVENUES, NET

Revenues are disaggregated as follows for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Retail	$6,440,382	$5,219,887	$16,137,922	$16,596,529
Wholesale	21,816,453	11,951,965	42,564,531	34,489,881
Revenues, Net	$28,256,835	$17,171,852	$58,702,453	$51,086,410

22.            SUBSEQUENT EVENTS

Through November 14, 2022, the Company raised approximately $3,241,000 as part of the next Series B Preferred Shares round.